June 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Esq.

Re:	TimeFireVR, Inc. Preliminary Information Statement on PRE 14C Filed May 24, 2019 File No. 000-31587

Dear Mr. Derby:

We write on behalf of TimefireVR, Inc. (the “Company”) in response to the comment of the Securities and Exchange Commission in its letter dated June 25, 2019, commenting on the Company’s Preliminary Information Statement on Schedule 14C filed May 24, 2019.

For your convenience, the Staff’s comment has been restated below in its entirety, with the Company’s response set forth immediately beneath the comment.

Preliminary Information Statement

General

1.	We note your response to our prior comment regarding the applicability of Note A of Schedule 14A. Please revise to provide a description of the business acquired and limited financial information, including revenues, net income (loss), assets, and liabilities.

Response:

The Company proposes to include the following disclosure in the Schedule 14C:

As previously disclosed, effective May 15, 2019, the Company acquired Red Cat Propware, Inc. (“Red Cat”) in a share exchange agreement (“Agreement”) with each of the shareholders of Red Cat. As part of the Agreement, the Company acquired all of the issued and outstanding capital stock of Red Cat, in exchange for our issuance to the Red Cat shareholders of: (i) 236,000,000 shares of our common stock, and (ii) 2,169,068.0554 shares of our newly-designated Series A Preferred Stock (“Series A”). The Series A is convertible into the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A held, and votes together with the common stock on an as-converted basis. The Series A will convert automatically to common stock upon the effectiveness of the reverse split. In the event the reverse stock split was not obtained, the Series A holders would have continued to hold Series A until such time as a reverse split was obtained.

3001 PGA Boulevard | Suite 305 | Palm Beach Gardens, Florida 33410 Telephone (561) 686-3307 | Facsimile (561) 686-5442 | www.nasonyeager.com PALM BEACH GARDENS • BOCA RATON

Securities and Exchange Commission June 27, 2019

Red Cat offers secure, cloud-based analytics, storage, and services for drones. Red Cat’s primary product is Black Box by Red Cat (“Black Box”). Black Box is a blockchain technology that records all information from a drone much like a traditional airliner black box. Black Box is able to send information directly to the cloud and clone the drone in real time. This information can then be viewed using Red Cat’s analytics platform with a secure login. Red Cat will utilize blockchain and smart contracts to keep the information safe and to verify partners.

Red Cat expects that its proprietary software will be completed in the fourth quarter of calendar 2019. Red Cat commenced developing the software in March 2018 and released beta versions to pilots in September 2018 and March 2019.

Red Cat has seven full-time and four part-time employees.

Red Cat has yet to generate any revenue. In the fiscal year ended April 30, 2019, Red Cat’s unaudited net loss was approximately $809,000. Additionally, as of April 30, 2019, Red Cat had approximately $500,000 of total assets and $10,000 of total liabilities (each of which are unaudited financial measures). Attached as Annex A to this Information Statement is Red Cat’s unaudited Balance Sheet and Profit and Loss Statement for the fiscal years ended April 30, 2019 and 2018. These statements have been compiled by the Company and have not been reviewed nor audited by the Company’s auditors. We can provide shareholders with no assurances that these disclosed amounts will not be adjusted as a result of the audit currently being conducted by the Company’s auditors. The Company will be filing the Red Cat audited financials statements and pro forma financial statements on a Form 8-K/A on or before July 26, 2019 as required under the Form 8-K disclosure rules.

Please feel free to contact me should you require additional information at (561) 644-2222 or my partner, Brian Bernstein, Esq. at (305) 776-0916.

Sincerely yours,

NASON, YEAGER, GERSON,

HARRIS & FUMERO, P.A.

/s/ Michael D. Harris

Michael D. Harris

cc:        Mr. Jeff Thompson (via email)

Brian S. Bernstein, Esq. (via email)

Annex A

RED CAT PROPWARE
Balance Sheet
As of April 30, 2019
unaudited

	Total
	As of Apr 30, 2019	As of Apr 30, 2018 (PY)
ASSETS
Current Assets
Bank Accounts
First Bank of PR	503,437.74	570,325.74
Total Bank Accounts	$503,437.74	$570,325.74
Total Current Assets	$503,437.74	$570,325.74
TOTAL ASSETS	$503,437.74	$570,325.74
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	4,300.79	4,300.79
Total Accounts Payable	$4,300.79	$4,300.79
Other Current Liabilities
10% Withheld to Vendors	55.00
Due to Jeffrey Thompson	0.00	-499.45
Payroll Liabilities	5,815.54	6,266.02
Total Other Current Liabilities	$5,870.54	$5,766.57
Total Current Liabilities	$10,171.33	$10,067.36
Total Liabilities	$10,171.33	$10,067.36
Equity
Additional Paid In Capital	1,372,075.00	630,000.00
Capital Stock	102,915.04	102,915.04
Retained Earnings	-172,656.66	-36,302.43
Net Income	-809,066.97	-136,354.23
Total Equity	$493,266.41	$560,258.38
TOTAL LIABILITIES AND EQUITY	$503,437.74	$570,325.74

RED CAT PROPWARE
Profit and Loss
May 2018 - April 2019
unaudited

	Total
	May 2018 - Apr 2019	May 2017 - Apr 2018 (PY)
Income
Total Income
Gross Profit	$0.00	$0.00
Expenses
Advertising and Promotion	1,477.08
Automobile Expense	1,721.62	342.39
Bank Service Charges	924.24	336.81
Business Licenses and Permits	1,400.00	410.00
Drone Hardware	8,499.19	1,219.38
Dues and Subscriptions	3,360.20	995.00
Equipment Rental	1,024.36
Insurance Expense	3,197.22	1,592.28
Meals and Entertainment	16,589.79	4,663.33
Office Equipment Expenses	28,807.65	13,712.44
Office Expenses	7,615.80
Payroll Expenses	354,436.87	85,516.22
Penalties & Late Charges		110.07
Postage and Delivery	115.41	36.35
Professional Fees	262,966.66	11,757.95
Rent Expense	42,299.14	6,040.00
Repairs and Maintenance	9.41
Taxes	8.15	150.00
Telephone and Internet Expense	4,674.25	1,579.34
Trainning and Seminar Expense	16,999.00
Travel Expense	45,008.24	6,267.15
Utilities	7,932.69	1,625.52
Total Expenses	$809,066.97	$136,354.23
Net Operating Income	$809,066.97	$136,354.23
Net Income	$809,066.97	$136,354.23